[NAC RE LETTERHEAD]


                                                              June 23, 1998




To Our Stockholders:

                  On June 10, 1998, your Board of Directors adopted a Stockholder Rights Plan, which replaced the Company's rights plan that expired on June 21, 1998. As part of the new Plan, NAC Re declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") on each outstanding share of Common Stock of the Company. A Summary of Rights explaining the terms of the Rights is enclosed herewith.

                  We believe a Stockholders' Rights Plan enhances your Board's ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. The Board considers the Plan to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have adopted stockholders' rights plans similar to the Plan approved by the Board.

                  There are numerous means by which an acquiror can obtain control of a target company upon terms which are unfair to its stockholders and by means which significantly weaken the target company. The Rights issued under the Plan contain provisions designed to protect stockholders against abusive practices which can unfairly pressure stockholders to sell their stock at less than full value. Over 2,000 other U.S. companies have issued rights similar to those approved by your Board to protect their stockholders against these tactics.

                  The distribution of these Rights is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. However, it should deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights are designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company.


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                  The Rights may be redeemed by the Company at $.01 per Right prior to the close of business on the tenth day after a public announcement that beneficial ownership of 15% or more of the Company's voting stock has been accumulated by a single acquiror or group. Thus, the Rights should not interfere with a negotiated merger or other business combination approved by the Board.

                  Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which the Company's shares of Common Stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

                  The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.

                  In declaring the Rights dividend, we have expressed our confidence in NAC Re's future and we believe we have increased your ability to participate in that future.

                                                     Sincerely,

                                                     /s/ Ronald L. Bornhuetter
                                                     ---------------------------
                                                     Ronald L. Bornhuetter
                                                     Chairman of the Board and
                                                     Chief Executive Officer



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